

03054873

CURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8-52278

JUN 26 2003

REPORT FOR THE PERIOD BEGINNING	1/01/02	AND ENDING	12/31/02
	MM/DD/YY		MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Bonddesk Trading LLC

Official Use Only
FIRM ID. NO.



SEC MAIL
RECEIVED
FEB 27 2003
WASH. D.C.
SECTION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

101 Park Avenue Suite 2608

New York NY 10178

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ann Mackall **415-383-4988 x103**

PROCESSED
JUN 30 2003
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

333 Market Street	San Francisco	CA	94105
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Ann Mackall, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Bonddesk Trading LLC as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.


SUBSCRIBED AND SWORN TO BEFORE ME
THIS 19th DAY OF February 2003
NOTARY PUBLIC

Ann Mackall
Financial and Operations Principal

Notary Public


MATTHEW RE
Commission # 1394166
Notary Public - California
Contra Costa County
My Comm. Expires Jan 14, 2007

This report ** contains (check all applicable boxes):

X	(a)	**Facing Page**
X	(b)	**Statement of Financial Condition**
X	(c)	**Statement of Operations**
X	(d)	**Statement of Cash Flows**
X	(e)	**Statement of Changes in Stockholder's Equity**
	(f)	**Statement of Changes in Liabilities Subordinated to Claims of Creditors**
X	(g)	**Computation of Net Capital**
X	(h)	**Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3**
X	(i)	**Information Relating to the Possession or Control Requirements Under Rule 15c3-3**
	(j)	**A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3**
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	**A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation**
X	(l)	**An Oath or Affirmation**
	(m)	**A Copy of the SIPC Supplemental Report**
	(n)	**A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit**
X	(o)	**Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5**

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

BondDesk Trading LLC
(a wholly-owned subsidiary of BondDesk.com LLC)
Statement of Financial Condition
December 31, 2002

Assets	
Cash and cash equivalents	$ 14,324,715
Commissions receivable, net	1,854,521
Due from related parties, net	204,412
Other assets	30,181
Total assets	$ 16,413,829
Liabilities and Member's Equity	
Liabilities	
Accounts payable and accrued liabilities	$ 27,000
Total liabilities	27,000
Member's Equity	16,386,829
Total liabilities and member's equity	$ 16,413,829

The accompanying notes are an integral part of these financial statements.